J.P. Galda & Co.
Attorneys-at-Law
323 Pine Street, Suite 702
Easton, Pennsylvania 18042
Telephone (215) 815-1534

January 28, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Algae Dynamics Corp.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-207232

Ladies and Gentlemen:

On behalf of Algae Dynamics Corp. (the “Registrant”), please find attached the Registrant’s responses to the Staff’s comment letter dated October 15, 2015 (the “Comment Letter”), which have, except as discussed below, been addressed in Amendment No. 1 to the Registration Statement filed on January 26, 2016 (the “Amendment”).  The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

1.           The Registrant’s Common Shares are now listed on the OTCQB and accordingly the comment is no longer applicable.

2a.         The Comment Letter mischaracterizes the Convertible Note.  The Convertible Note is not convertible until six months after the issuance date and accordingly at the present time RY has no investment decision with respect to its investment in the Common Shares of the Company.

2b.         The Registrant’s Common Shares are now listed on the OTCQB and accordingly the comment is no longer applicable.

3.           We respectfully believe that the Registration Statement reflects registration under Rule 415(a)(1)(i) consistent with the precedents for equity lines of credit.

4.           In support of our conclusion, please see the following analysis of the selling securityholder’s ownership of the Common Shares.

Name	Number of Shares Offered	Percentage of Shares Offered

RY Capital Group, LLC	1,550,000	52.6
Paul Ramsay	422,923	14.4
Richard Rusiniak	433,923	14.7
Ross Eastley	46,154	1.6
P. Blair Mullin	221,580	7.5
Edward Hill	12,000	0.4
Eric Sherman	35,000	1.2
Alan Rubenstein	13,400	0.4
Marianne Glazounova	50,032	1.7
Irena Rusiniak	49,371	1.7
Teresa Nowak	23,094	0.8
Joseph P. Galda	10,500	0.4

RY’s securities represent 50,000 Common Shares issued as a commitment fee in connection with the Equity Purchase Agreement dated September 10, 2015.  The balance of the Common Shares are securities that may be put to RY at a 35% discount to the market.

All of the shares of Richard Rusiniak, Paul Ramsay and Ross Eastley were acquired as founder’s shares on June 13, 2013 except for 15,000 shares granted as of December 31, 2015 as a share grant under the Registrant’s Stock Incentive Plan.

P. Blair Mullin’s Common Shares represent securities that may be acquired pursuant to warrants granted in connection with Connectus’ advisory agreement with the Registrant.

Edward Hill, Alan Rubenstein and Eric Sherman acquired their Common Shares upon exercise of advisory warrants initially issued to Connectus.

Irena Rusiniak and Teresa Nowak acquired their Common Shares upon exchange of cancellation of indebtedness as of December 31, 2015.

Joseph Galda acquired 500 of his Common Shares in October 2014 in exchange for cancellation of indebtedness for legal fees and the balance on December 31, 2015 under the Registrant’s Stock Incentive Plan.

Messrs. Rusiniak, Ramsay, Eastley and Mullin are affiliates of the Registrant.

As of December 31, 2015 Ms. Glazounova purchased 31,532 shares for a purchase of US$1.11 which was the price at which the Registrant could have put shares to RY under the equity line.

Ms. Glazounova is Mr. Rusiniak’s common law wife, and Ms. Rusiniak is Mr. Rusiniak’s mother.

Ms. Nowak is Mr. Ramsay’s mother-in-law.

The securities that may be acquired upon conversion of the convertible note would be issued at a 45% discount to market.  The convertible note is redeemable by the Registrant and subject to available funds the Registrant may in fact elect to redeem that note prior to conversion.

As to whether any of the selling security holders are in the business of buying and selling securities, we are avised that RY is a PIPE investor, and none of the other selling security holders are in the business of buying and selling securities.

We trust you will find the above responsive to the Comment Letter.

Sincerely,

/s/ Joseph P. Galda